Exhibit 99.1

December 4, 2020

TESSCO Technologies Incorporated

Settlement Agreement Term Sheet

This non-binding term sheet (“Term Sheet”) is for discussion purposes only and does not constitute an agreement to proceed with anything described herein. This Term Sheet does not address all matters upon which any agreement must be reached in order to consummate an agreement, nor does it describe all of the terms, conditions, covenants, representations, warranties and other provisions that would be contained in a definitive settlement agreement (the “Settlement Agreement”). Unless and until agreed differently in writing, any party referenced herein may terminate discussions or negotiations regarding the Settlement Agreement at any time, without further obligations.

Parties	•	TESSCO Technologies, a Delaware corporation (the “Company”).

	•	Robert B. Barnhill, Jr. (“Mr. Barnhill”), UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust, RBB-TRB LLC, RBB-CRB LLC, Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust, Winston Foundation, Incorporated and each of their present and future affiliates (all collectively with Mr. Barnhill, the “Investor Group”), and Donald Manley.

Board Composition	•

Effective upon the signing of the Settlement Agreement:

i.             Jay Baitler, Robert B. Barnhill, Jr., John Beletic, Paul Gaffney, Cathy-Ann Martine-Dolecki and Morton F. Zifferer would resign from the Board of Directors of the Company (the “Board”) effective immediately;

ii.            Stephanie Dismore, Ronald D. McCray and Sandip Mukerjee would remain on the Board;

iii.           Emily Kellum Boss, J. Timothy Bryan, Kathleen McLean and John W. Diercksen (the “Independent Designees”) would be elected to the Board.

iv.           Robert B. Barnhill, Jr. and Paul Gaffney would be entitled to attend Board meetings in an advisory, non-voting role until the 2021 Annual Meeting of Shareholders of the Company to assist in the transition of the Board;

v.            The Company would nominate the Independent Designees for election as directors at the 2021 Annual Meeting and will include the Independent Designees in the Company’s proxy statement, recommend in favor of their election and solicit proxies in favor of their election.

Board Committee Composition Governance Matters Confidentiality Standstill Voting Commitment Withdrawal Covenant not to Sue	•

Concurrently with his or her appointment to the Board, the Board will take such actions as are necessary to appoint the Independent Designees to committees of the Board so that they constitute at least 50% of each committee.

• • •

The Board would enhance its policy on diversity and inclusion with the input of the Independent Designees.

The Board would amend the Bylaws to lower the threshold for shareholders to call a special meeting from 50% to 25%.

The Board would adopt a policy allowing shareholders holding more than 5% of the outstanding stock, other than the Investor Group, to designate up to two directors, subject to such designee being reasonably acceptable to the Board.

	•	The Independent Designees would not be permitted to share confidential information regarding the Company with the Investor Group without the Company’s consent.
•

Until the Termination Date, the Investor Group would commit to customary standstill restrictions relating to (i) share purchases (up to 20%), (ii) proxy contests, consent solicitations and other activist campaigns (including calling for any transaction or change in the Company’s management, directors, business, operations, strategy, governance, capitalization, corporate structure, affairs or other policies, formation of groups with other investors and other customary items), (iii) unsolicited takeover bids and (iv) related matters.

•

Until the Termination Date, the Investor Group would agree to vote, consent or cause to be voted or consented to, with respect to all securities of the Company over which the Investor Group has voting control in accordance with the Board’s recommendations for all proposals.

	• •	The Investor Group would agree to withdraw and terminate its consent solicitation. The Investor Group would agree to withdraw the shareholder list demand letter, dated as of September 25, 2020.
	•	Each party would undertake not to sue the other party until the Termination Date, except to remedy a breach of or enforce the Settlement Agreement.

Non-Disparagement Press Release, Filings and Other Public Statements	•	Each party would commit not to make, nor to permit any of its respective affiliates to make, any public or private statement about the other party, subject to customary exceptions.
• • •

Following the signing of the Settlement Agreement, the Company would issue a press release in form and content substantially in the form attached to the Settlement Agreement as an exhibit.

The Company would disclose the Settlement Agreement in a Form 8-K and/or DEFA14A filing filed with the SEC, and the Investor Group would disclose the Settlement Agreement in an amendment to its Schedule 13D filed with the SEC.

Except for the issuance of the press release and the making of the related SEC filings, neither party would make any public statement, or speak to any member of the media, about the other party without such party’s consent, except as required by law.

	•	The Settlement Agreement would remain in effect until terminated.
Termination Expenses Specific Performance Governing Law	•

Either party would be able to terminate the Settlement Agreement by giving at least ninety (90) days’ written notice (the effective date of any termination, the “Termination Date”) at any time after the date of the 2021 Annual Meeting.

Notwithstanding the foregoing, either party would be able to terminate the Settlement Agreement upon the failure to timely cure a material breach of the Settlement Agreement, and certain material obligations would terminate in connection with such a termination.

	•	Because of the benefits the Company received as a result of the consent solicitation led by Mr. Barnhill, the Company will be responsible for all costs of the Company and the Investor Group in connection with the consent solicitation and the foregoing.
	•	Each party would be entitled to specifically enforce the covenants and other agreements of the other party contained in the Settlement Agreement and to injunctive relief restraining the other party from breaching or threatening to breach the Settlement Agreement.
	•	Delaware

Important Additional Information

Mr. Barnhill, Ms. McLean, Ms. Boss, Mr. Bryan, Mr. Diercksen, UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust, RBB-TRB LLC, a Maryland limited liability company (“RBB-TRB”), RBB-CRB LLC, a Maryland limited liability company (“RBB-CRB”), Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust, Winston Foundation, Incorporated, a Maryland corporation, and Donald Manley (the “Barnhill Participants” or “We”) are participants in the solicitation of consents from the Company’s shareholders to remove John D. Beletic, Jay G. Baitler, Paul J. Gaffney and Morton F. Zifferer (and any other person or persons, other than those elected by this consent solicitation, elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship on or after September 25, 2020 and prior to the time that any of the actions proposed to be taken by the consent solicitation become effective) and elect Ms. McLean, Ms. Boss, Mr. Bryan and Mr. Diercksen to fill four of the resulting vacancies (as well as to amend the Company’s Sixth Amended and Restated By-Laws proposed in connection therewith). We have filed a definitive consent solicitation statement and a WHITE consent card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s shareholders.

SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT SOLICITATION STATEMENT, ACCOMPANYING WHITE CONSENT CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION. UPDATED INFORMATION REGARDING THE IDENTITY OF POTENTIAL PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND OTHER MATERIALS FILED WITH THE SEC. Shareholders can obtain the definitive consent solicitation statement and any amendments or supplements to the definitive consent solicitation statement filed by the Participants with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available, without charge, on request from the Participants’ proxy solicitor, Harkins Kovler, LLC at +1 (800) 257-3995 or via email at SaveTESSCO@HarkinsKovler.com.

Certain Information Regarding the Participants

Mr. Barnhill is the founder, former Chairman of the Board and the largest shareholder of the Company.

Mr. Barnhill beneficially owns 1,620,387 shares of the Company’s common stock (“Common Stock”) (approximately 18.5% of the outstanding shares), which includes 11,503.5 shares that Mr. Barnhill owns directly and the shares owned by the following Participants: UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust owns 1,265,882 shares of Common Stock, RBB-TRB, LLC owns 109,125 shares of Common Stock, RBB-CRB, LLC owns 109,125 shares of Common Stock, Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, owns 30,750 shares of Common Stock, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust owns 67,500 shares of Common Stock, and the Winston Foundation, Incorporated owns 26,500 shares of Common Stock. Mr. Barnhill is the sole manager of RBB-TRB and RBB-CRB, a trustee of the UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust and the Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust and a director of the Winston Foundation, Incorporated. Mr. Barnhill’s spouse is a trustee of the Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust. The percentage of Mr. Barnhill’s stock ownership is based on the 8,760,562 shares of Common Stock outstanding as of October 13, 2020, as reported in the Company’s Consent Revocation Statement on Schedule 14A, filed with the SEC on October 15, 2020. Christopher Barnhill may be considered a Participant in the solicitation but is no longer providing any assistance with respect to the solicitation and does not currently beneficially, directly or indirectly own any securities of the Company.

None of the Participants (other than Mr. Barnhill) currently beneficially, directly or indirectly own any securities of the Company.